EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dismissal of Appeals - Applications to Approve Derivative Claims

Pursuant to the Description of the Company's Business in the Company's 2015 Periodic Report in respect of two claims together with applications (that were consolidated) to have them approved as derivative claims in respect of the distribution of a dividend that the Company made and the loans that it was alleged were used for that purpose, applications that were dismissed in a ruling by the Tel-Aviv District Court (Economic Division) as stated in the Company's Immediate Report dated September 18, 2014, an Immediate Report is hereby provided that on December 28, 2016 the Company received a ruling of the High Court on the appeals filed against the ruling of the district court, whereby the appeals were unanimously dismissed after the High Court accepted the Company's arguments, and ordering the applicants to pay costs.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.